Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

French quantum computing scaleup Pasqal is set to float on the New York-based Nasdaq stock exchange in the second half of 2026 — and although the company's business model and technology are still emergent, CEO Wasiq Bokhari says the move was needed to access funding that does not exist in Europe. "We felt at a systematic disadvantage compared to other companies which are in other countries or are publicly listed, and which are able to access the right level of capital at the right time," Bokhari tells Sifted in an interview. Earlier this year Pasqal announced plans to list on Nasdaq thanks to a merger with special purpose acquisition company (SPAC) Bleichroeder. SPACs are shell Pro Interview July 10, 2026 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US The French quantum computing company is set to list on Nasdaq later this year via SPAC Daphné Leprince-Ringuet 4 min read Gift article Share 10/07/2026, 09:55 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US | Sifted https://sifted.eu/articles/pasqal-wasiq-bokhari-spac-listing 1/6 companies listed on public markets, created solely to acquire private companies to take them public. The operation, which is still subject to regulatory approval, will value Pasqal at $2bn pre-money and is expected to generate more than $500m in fresh funding for the company.  "In deeptech sectors like quantum computing, you need to raise a lot of funds," says Bokhari. "Our estimate was that we needed to raise more than €400m ($460m) just to be in the game. "When you look at funding sources available for late-stage deeptech companies in Europe, there is basically nothing [...] It's very much a structural question everyone is facing in Europe. "What that means for us is we have to look globally." An emerging technology Pasqal does not fit the typical profile of a company ready to hit the public markets. The scaleup builds quantum computers, which are expected to unlock vast amounts of computing power once they reach a certain scale, but for now are still in early stages.  In 2025 the scaleup registered €16.5m in revenues, with company filings related to its IPO stressing that these came from a small number of customers and are largely- project based. Pasqal also received €7.2m in grants in 2025. Pasqal also registered 10/07/2026, 09:55 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US | Sifted https://sifted.eu/articles/pasqal-wasiq-bokhari-spac-listing 2/6 net losses of over €92m in 2025, and expects "significant losses for the foreseeable future", according to the filings, which also state that "commercial traction of quantum computing technology may never occur". At a $2bn valuation, the scaleup is therefore set to achieve a multiple of around 100x its revenues for 2025 — far higher than multiples typically seen on the public markets. "You can't apply the same multiples for high-growth companies," says Bokhari, pointing to Elon Musk's SpaceX, which recently IPO'd at a $1.8tn valuation — 94x the company's 2025 revenue of $18.7bn.  "For high-growth companies like deeptech and quantum computing, investors are looking at the proof points to future promise." For Pasqal, a key proof point includes having deployed seven quantum computers, with three more in production, positioning the scaleup favourably in a sector where many competitors have not yet started to commercialise their systems. Finnish quantum computing company IQM, one of the largest manufacturers globally which recently went public on the Nasdaq thanks to its own SPAC merger, has sold 23 devices to date. Bokhari says the French company's valuation is conservative compared to other players in the field. US-based quantum company IonQ's valuation of $18bn is a multiple of 138 times the company's 2025 revenue ($130m). UK- and US-based Quantinuum, which hit the public markets last month, is trading at a market cap of $20bn, 647 times the company's revenue for last year ($30.9m). 10/07/2026, 09:55 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US | Sifted https://sifted.eu/articles/pasqal-wasiq-bokhari-spac-listing 3/6

"We feel that we are actually valued very attractively," says Bokhari. Creating a European champion While some may see Pasqal's decision to list on Nasdaq as yet another example of Europe's failure to retain its best startups, Bokhari says the company is determined to preserve its French roots.  Pasqal is planning a dual listing on European stock market Euronext shortly after it floats on Nasdaq.  "It's something we absolutely want to do and we will do it," says Bokhari. "But first we have to go public through Nasdaq because that's where there is capital depth and capital access. This allows us to set the value of the company and the pricing of shares. Following that, we'll do our Euronext offering." Bokhari adds Pasqal has given "firm commitments" to ensure the company remains French, which include keeping core hardware development in the country. With access to deeper pools of capital, Bokhari says the scaleup is now set to grow fast and establish itself as a leading player in the field. And with hundreds of millions of dollars on its balance sheet, the company will be on the lookout for M&A opportunities. "There's always been this concern that we invent technologies in Europe, and they get bought out somewhere else," says Bokhari. "We will reverse the equation. We will have enough mass and heft ourselves that we will acquire other companies which may not be French. That's a very important thing for sovereignty, and a signal to the market that it is possible." Daphné Leprince-Ringuet Daphné Leprince-Ringuet is a senior reporter for Sifted, based in Paris. She covers French tech and writes Sifted's AI and Deeptech newsletter . You can find her on X and LinkedIn # Deeptech # Quantum # France # Pasqal 10/07/2026, 09:55 'We are at a systematic disadvantage in Europe': Pasqal CEO on listing in the US | Sifted https://sifted.eu/articles/pasqal-wasiq-bokhari-spac-listing 4/6

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

 The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

 BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.